JONES, HALEY & MOTTERN, P.C.

ATTORNEYS AT LAW

SOUTH TERRACES, SUITE 170

115 PERIMETER CENTER PLACE

ATLANTA, GEORGIA 30346-1238

RICHARDW.JONES	www.corplaw.net	Telephone 770-804-0500
email: jones@corplaw.net		Facsimile 770-804-0509

February 9, 2007

VIA OVERNIGHT MAIL

Mr. Christian Windsor, Special Counsel

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Timothy A. Geishecker

Re:	NB Telecom, Inc. – Registration Statement Form SB-2; File Number: 333-134073

[JH&M File No. 3469.01]

Dear Mr. Geishecker:

This firm represents NB Telecom, Inc., which filed a Form SB-2 Registration Statement on May 16, 2006. Your office provided comments to the filing and by your letter dated June 8, 2006. Subsequently, the Registrant filed Amendment No. 1 to the Registration Statement on November 8, 2006 and your office provided comments to that filing by your letter dated December 12, 2006 (the “Comment Letter”). In your Comment Letter, you requested that the Registrant file a cover letter with its next amendment to the Registration Statement, which provides responses to the numbered paragraphs of your Comment Letter and which provides any supplemental information requested. At this time, we are submitting on behalf of the Registrant, Amendment No. 2 to the Registration Statement on Form SB-2 and we are also forwarding a redlined copy of the Registration Statement, which discloses changes from Amendment No. 1. The purpose of this letter is to facilitate your review by providing responses to your Comment Letter keyed to the paragraphs of the letter as requested, and to provide appropriate supplemental information as necessary.

Accordingly, our responses are as follows:

General

1.            While we agree that following the effectiveness of the Registration Statement, NB Telecom, Inc. will be a reporting company under the Exchange Act of 1934, we believe that it will not be a successor under Rule 12g-3(a), because its assets and business is not identical to that of its parent USIP.com (“USIP”). In fact, USIP has two subsidiaries, each of which contain different assets and they have separate and different businesses. The other subsidiary of USIP – Datone, Inc. will continue its operations following the spinoff, and it will have separate assets from those of NB Telecom. Moreover, USIP will remain in operation after the spinoff of NB Telecom is completed. Accordingly, USIP’s regulatory reporting history should continue to be part of USIP’s reporting obligation.

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Mr. Christian Windsor

February 9, 2007

                2.            After discussions with management, we believe that USIP has not issued any convertible notes and therefore, no discussion of convertible notes would be appropriate.

3.           Rule 419 defines a blank check company to be one that “: (i) is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and (ii) is issuing penny stock as defined in Rule 3a51-1 under the Securities and Exchange Act of 1934 (the “Exchange Act”).

We believe that USIP.com was not a blank check company, because it has a specific business plan and it has not indicated that its business plan is to merge with an unidentified company or companies. In addition, USIP is not issuing “penny stock” or any stock at all, and therefore we believe that Rule 419 would not be applicable.

Amendment, Extension and Termination, Page 4

4.           The discussion of termination of the offering has been amended throughout the Registration Statement to state that funds will be returned “promptly” on termination.

Rights Offering, Page 4

5.           The sub-sections regarding payment adjustments, federal income tax consequences and trade markets have been restored to the summary.

Risks Associated with Potential Acquisitions, Page 7

6.           The words “no assurance” have been removed throughout the Registration Statement.

Forward Looking Statements, Page 7

7.           The Forward Looking Statement discussion in the Risk Factor section has been removed.

Certain Federal Income Tax Consequences of the Spinoff, Page 14

8.           The heading has been revised to omit the word “certain” and to convey the concept that we address the federal income tax consequences of the proposed transaction.

9.            A specific opinion regarding the tax aspect of the transaction has been included as Exhibit 8.1 to the Registration Statement, and we believe it would be poor disclosure not to address

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Mr. Christian Windsor

February 9, 2007

the issue of a potential determination by the IRS that the transaction is not tax-free. Therefore, we have left the Risk Factor as originally written.

Use of Proceeds, Page 20

10.         The Use of Proceeds section has been revised to reflect that approximately $62,000 will be used for the expenses of the proposed offering.

Management Discussions; Analysis, Page 21

11.	The MD&A section has been revised as requested.

Dilution, Page 22

12.         The computation of pro-forma net tangible book value has been revised to include the use of approximately $62,000 for the cost of the proposed offering.

Managements Discussion and Analysis the Year ended December 31, 2005 compared to the year ended December 31, 2004 acquitting of capital resources, Page 23

13.         The MD&A section has been revised to include a discussion of liquidity. The Company has made no efforts to obtain short-term loans from directors or third parties at this time.

14.	A discussion of the Company’s long-term liquidity plans has been included.

Customers Sales and Marketing, Page 25

15.         Generally the location owners in Pennsylvania are not paid for the distribution or operation of the phones. We have now included the average amount paid to the phone line owners.

Description of Property, Page 28

16.         The location of the property has been indicated in accordance with item 102 of Regulation SB.

Principal Stockholders, Page 29

17.         The table has been revised based on 49,632,222 shares of common stock to be outstanding after the spinoff.

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Mr. Christian Windsor

February 9, 2007

Financial Statements - Note 1 - Nature of Business and Summary of Significant Accounting Policies, Page F8

18.         The total amount of common expenses (paid by USIP) includes insurance, rent, and professional fees. These expenses total $231,252 in 2005 and $144,903 in 2004. The costs were allocated based on the total expenses for the Company before these common expenses. A percentage was then applied based on this allocation and the result was an increase in operating expenses of $12,798 in 2005 and $44,931 in 2004. As these expenses were paid by other related companies, the related party payables were increased to reflect these amounts. The financial statements reflect all costs of doing business.

19.         NB Payphones, Ltd. was the prior name of NB Telecom, Inc. It is not a separate subsidiary of USIP. Accordingly, Footnote 1 has been modified to disclose that NB Payphones, Ltd. was formed November 16, 1999 and that Company changed its name to NB Telecom, Inc. on December 1, 2005.

20.         The salary of Mr. Kelly is included in the interim reporting periods as an expense, which is reflected in payroll wages and taxes in the Statement of Operations.

Note 9 – Going Concern Considerations, Page F12

21.	The Footnote has been adjusted to remove the term “minimal”.

22.         There are no agreements with Greenwich Holdings, LLC or Joseph Passalaqua for meeting the operating expenses of NB Telecom, Inc.

23.         The Footnote has been expanded to discuss the actions being taken in order for the Company to continue as a going concern.

Other Regulatory

24.         The Financial Statements have been revised to include interim statements for the period ending September 30, 2006.

Exhibit 8.1

25.         Exhibit 8.1 has been revised to opine specifically that the transactions contemplated will be tax-free.

26.         The tax opinion, Exhibit 8.1, has been amended to opine on the tax consequences of the proposed transaction.

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Mr. Christian Windsor

February 9, 2007

27.         The first sentence of the penultimate paragraph has been revised to specifically reflect that the opinion may be relied upon by investors.

We hope these comments are helpful in facilitating your review of the amended Registration Statement and we appreciate your responsiveness to our filing. If you should have any questions or if you need any clarification of the issues discussed in this letter, please do not hesitate to contact me at the telephone number noted above.

Sincerely,

JONES, HALEY & MOTTERN, P.C.

By: /s/ Richard W. Jones

Richard W. Jones

RWJ:jem

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